United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Alberto 366,

Colonia Anahuac

11320 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes  ☐            No  ☒

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s Registration Statements on Form F-3ASR (File No. 333-162217) and Form F-4 (File No. 333-166721).

Exhibits

Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2010 and 2009 and December 31, 2009 and for the three-month periods ended March 31, 2010 and 2009	Exhibit 99.1

Exhibit 99.1

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2010 and 2009 and December 31, 2009

and for the three-month periods ended

March 31, 2010 and 2009

Contents:

Consolidated Statements of Financial Position
Condensed Consolidated Statements of Comprehensive Income
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	March 31				December 31 2009
	2010		2009
Assets
Current assets:
Cash and cash equivalents	Ps.	114,016,836	Ps.	7,778,777	Ps.	27,445,880
Accounts receivable, net		50,556,041		46,391,077		55,918,984
Derivative financial instruments (Note 4)						8,361
Related parties (Note 6)		709,338		1,360,594		468,096
Inventories		19,677,090		25,129,085		21,536,018
Other current assets, net		7,230,638		6,530,570		2,720,983

Total current assets		192,189,943		87,190,103		108,098,322

Non-current assets:
Property, plant and equipment (Note 3)		210,017,174		214,489,374		224,740,396
Licenses		37,773,863		42,393,100		41,847,261
Trademarks		3,661,791		4,852,908		3,974,527
Goodwill		45,860,626		44,501,441		45,805,279
Investment in associate and others		968,778		872,444		974,693
Deferred taxes		15,235,442		8,032,020		16,057,781
Other non-current assets, net		6,847,206		2,900,087		5,111,737

Total assets	Ps.	512,554,823	Ps.	405,231,477	Ps.	446,609,996

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 5)	Ps.	7,346,922	Ps.	19,862,815	Ps.	9,167,941
Accounts payable and accrued liabilities		87,403,730		81,907,136		95,924,147
Taxes payable		18,752,042		14,263,581		16,716,549
Derivative financial instruments (Note 4)		1,865,542		376,121
Related parties (Note 6)		865,933		171,122		1,045,155
Deferred revenues		17,288,547		15,409,215		17,880,551

Total current liabilities		133,522,716		131,989,990		140,734,343
Long-term debt (Note 5)		173,065,719		100,363,764		101,741,199
Deferred taxes		14,967,742		13,504,020		14,019,035
Employee benefits		10,823,512		11,991,906		11,214,341

Total liabilities		332,379,689		257,849,680		267,708,918

Equity (Note 7):
Capital stock		26,745,804		26,752,834		26,747,265

Retained earnings:
Prior years		133,004,664		105,599,087		61,834,816
Profit for the period		16,873,962		16,559,613		76,349,771

Total retained earnings		149,878,626		122,158,700		138,184,587
Effect of translation of foreign entities		2,831,790		(2,193,482)		13,236,787

Equity attributable to equity holders of the parent		179,456,220		146,718,052		178,168,639
Non-controlling interests		718,914		663,745		732,439

Total equity		180,175,134		147,381,797		178,901,078

Total liabilities and equity	Ps.	512,554,823	Ps.	405,231,477	Ps.	446,609,996

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

	For the three-month period ended March 31
	2010		2009
Operating revenues:
Net service revenues	Ps.	87,641,061	Ps.	80,279,107
Net sale of equipment and accessories		11,038,613		9,587,544

Total net revenues		98,679,674		89,866,651

Operating costs and expenses:
Cost of terminal equipment and accessories		17,958,029		17,473,670
Cost of services		23,178,012		20,636,631
Commercial, administrative and general expenses		15,259,569		14,153,007
Depreciation and amortization		12,885,737		11,133,363

Total operating costs and expenses		69,281,347		63,396,671

Operating profit		29,398,327		26,469,980

Financing cost:
Interest income		550,909		501,154
Interest expense		(1,887,221)		(2,160,588)
Exchange gain (loss), net		2,164,612		(2,229,155)
Other financing (costs) income, net		(2,863,879)		593,510

Total financing cost		(2,035,579)		(3,295,079)

Equity interest in net profit of associate		11,207		60,087

Profit before income tax		27,373,955		23,234,988
Income tax expense		10,484,637		6,656,238

Profit for the period		16,889,318		16,578,750

Other comprehensive income items:
Effect of translation of foreign entities		(10,433,878)		(2,205,356)

Total other comprehensive income items for the Period		(10,433,878)		(2,205,356)

Total comprehensive income for the period	Ps.	6,455,440	Ps.	14,373,394

Profit for the period attributable to:
Equity holders of the parent	Ps.	16,873,962	Ps.	16,559,613
Non-controlling interests		15,356		19,137

	Ps.	16,889,318	Ps.	16,578,750

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	6,468,965	Ps.	14,366,131
Non-controlling interests		(13,525)		7,263

	Ps.	6,455,440	Ps.	14,373,394

Earnings per share (basic and diluted in Mexican pesos)	Ps.	0.52	Ps.	0.50

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes in Equity

For the three-month period ended March 31, 2009

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Total retained earnings		Effect of translation of foreign entities		Total equity attributable to equity holders of the parent		Non-controlling interests		Total equity
Balance at January 1, 2009	Ps.	26,755,323	Ps.	358,440	Ps.	111,270,090	Ps.	111,628,530			Ps.	138,383,853	Ps.	656,482	Ps.	139,040,335
Profit for the period						16,559,613		16,559,613				16,559,613		19,137		16,578,750
Other comprehensive income items									Ps.	(2,193,482)		(2,193,482)		(11,874)		(2,205,356)

Comprehensive income for the period						16,559,613		16,559,613		(2,193,482)		14,366,131		7,263		14,373,394
Repurchase of shares		(2,489)				(6,029,443)		(6,029,443)				(6,031,932)				(6,031,932)
Balance at March 31, 2009 (Note 7)		26,752,834		358,440		121,800,260		122,158,700		(2,193,482)		146,718,052		663,745		147,381,797

Balance at December 31, 2009		26,747,265		358,440		137,826,147		138,184,587		13,236,787		178,168,639		732,439		178,901,078
Profit for the period						16,873,962		16,873,962				16,873,962		15,356		16,889,318
Other comprehensive income items										(10,404,997)		(10,404,997)		(28,881)		(10,433,878)

Comprehensive income for the period						16,873,962		16,873,962		(10,404,997)		6,468,965		(13,525)		6,455,440
Repurchase of shares		(1,461)				(5,179,923)		(5,179,923)				(5,181,384)				(5,181,384)

Balance at March 31, 2010 (Note 7)	Ps.	26,745,804	Ps.	358,440	Ps.	149,520,186	Ps.	149,878,626	Ps.	2,831,790	Ps.	179,456,220	Ps.	718,914	Ps.	180,175,134

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the three-month period ended March 31
	2010		2009
Operating activities
Profit before income tax	Ps.	27,373,955	Ps.	23,234,988
Items not requiring the use of resources:
Depreciation of property, plant and equipment		11,334,784		9,358,661
Amortization of licenses and trademarks		1,550,953		1,774,702
Equity interest in net profit of associate		(11,207)		(60,087)
Loss on sale of fixed assets		5,255		42,199
Labor cost		218,348		105,570
Unrealized exchange (gain) loss, net		(4,253,999)		6,542,535
Interest expenses		1,887,221		2,160,588
Other financing costs (income), net		1,808,302		(1,239,346)
Changes in operating assets and liabilities:
Accounts receivable		4,240,251		5,245,241
Prepaid expenses		(1,761,008)		(3,818,715)
Related parties		(377,950)		(1,091,713)
Inventories		1,185,355		7,717,262
Other assets		(2,730,699)		769,998
Accounts payable and accrued liabilities		(7,010,146)		(12,427,051)
Taxes paid		(1,981,806)		(965,414)
Derivative financial instruments		(769,281)		3,880,912
Deferred revenues		14,461		(937,445)
Employee benefits		(126,321)		785
Income tax paid		(6,526,474)		(2,862,067)

Net cash flows from operating activities		24,069,994		37,431,603

Investing activities
Acquisition of property, plant and equipment		(4,222,098)		(10,642,554)
Fixed asset sales		6,342		33,109

Net cash flows used in investing activities		(4,215,756)		(10,609,445)

Financing activities
Loans obtained		76,770,198		505,580
Repayment of loans		(2,590,850)		(30,934,922)
Interest paid		(2,117,678)		(3,117,338)
Repurchase of shares		(5,419,371)		(5,966,743)
Payment of dividends		(15,766)		(10,438)

Net cash flows provided by (used in) financing activities		66,626,533		(39,523,861)

Adjustments to cash flows due to exchange rate fluctuations		90,185		(1,611,659)

Net increase (decrease) in cash and cash equivalents		86,570,956		(14,313,362)
Cash and cash equivalents at beginning of period		27,445,880		22,092,139

Cash and cash equivalents at end of period	Ps.	114,016,836	Ps.	7,778,777

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited figures and notes)

(In thousands of Mexican pesos, unless otherwise indicated)

1.	Corporate Information

América Móvil, S.A.B. de C.V. and subsidiaries (collectively, the “Company” or “América Móvil”) provides wireless and fixed communications services in Latin America. América Móvil obtains its revenues primarily from telecommunications services, including the sale of airtime (including interconnection under the calling party pays program), monthly rent, long-distance charges, and other services (including roaming, value added services and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

América Móvil has authorization, licenses, permits and concessions (hereinafter collectively referred to as “licenses”) to build, install, operate and use both public and private telecommunications networks and provide telecommunication services (mostly mobile and fixed-line telephony) in the countries in which the Company has presence (except for in the U.S.). These licenses will expire at various times from 2012 through 2046.

Certain licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on certain operating infrastructure (except for Guatemala and El Salvador).

The Company is located in Mexico City, on Lago Alberto # 366, Col. Anahuac, Miguel Hidalgo.

The Company has subsidiaries in 18 countries, which provide services in segments, such as mobile telephony, fixed-line telephony and value-added services.

2.	Basis of Preparation of the Interim Condensed Consolidated Financial Statements and Summary of Significant Accounting Policies

a) Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with International Accounting Standard (IAS 34), Interim Financial Reporting, and are considered to be preliminary and subject to change, since the first consolidated financial statements prepared in conformity with International Financial Reporting Standards (IFRS) shall be for the year ended December 31, 2010. Therefore, these financial statements do not include all the information and disclosures required for annual financial statements prepared in conformity with IFRS.

6

We have included adjustments for recurring accounting estimates which have proven to be necessary to present interim condensed consolidated financial statements in conformity with IAS 34. The results of operations for the three-month period ended March 31, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

The first consolidated financial statements prepared in conformity with IFRS will be for the year ending December 31, 2010.

The accounting policies applied to the accompanying unaudited interim financial statements are consistent with the policies applied to the consolidated financial statements at December 31, 2009, except for those policies that have been modified as a result of the adoption of IFRS as of January 1, 2010, as explained in paragraph c) of this note.

The Company set January 1, 2009 as the date of transition to IFRS. The rules for the initial adoption of IFRS are established in IFRS 1, First-time adoption of International Financial Reporting Standards.

The consolidated financial statements for the three-month period ended March 31, 2009 and the year ended December 31, 2009, that were prepared in conformity with Mexican Financial Reporting Standards (Mexican FRS), have been restated under IFRS to be effective as of the transition date. The restructured information is subject to adjustments resulting from the issuance of standards, interpretations and amendments of the International Accounting Standards Board (IASB) prior to December 31, 2010 and any such adjustments may have retroactive effects. Consequently, the financial information at December 31, 2009 may be required to be modified, before being presented as comparative figures to the consolidated financial statements at December 31, 2010.

b) Basis of consolidation

The unaudited condensed consolidated financial statements include the accounts of América Móvil, S.A.B. de C.V. and those of its subsidiaries at March 31, 2010 and 2009 and at December 31, 2009. The financial statements of the subsidiaries have been prepared for the same accounting period and following the same accounting principles as those of the Company.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Instead, the equity investment in the associate was valued using the equity method.

Subsidiaries are fully consolidated from the month following the date of acquisition. Consolidation starts from the time the Company acquires control over the subsidiary and ceases when it no longer exercises control over the subsidiary.

All intra-group balances, revenues, costs, expenses and income and losses have been eliminated in the consolidated financial statements.

7

Non-controlling interests represented the portion of profit or loss and net assets that were not held by the Group and were presented separately in the consolidated comprehensive income statement and within equity in the consolidated statement of financial position, separately from the parent shareholders’ equity.

Acquisitions of non-controlling interests were accounted as transactions between entities under common control, whereby, the difference between the consideration and the book value of the share of the net assets acquired were recognized as part of equity.

c) Initial adoption of International Financial Reporting Standards

As mentioned in paragraph a) above, the consolidated financial statements for the three-month period ended March 31, 2009 and the year ended December 31, 2009, that were prepared in conformity with Mexican Financial Reporting Standards (Mexican FRS), have been restated under IFRS to be effective as of the transition date.

Following is an analysis of the main adjustments and reclassifications made by América Móvil so as to restate its statements of financial position under Mexican FRS at March 31 and December 31, 2009, and its statement of income for the three-month period ended March 31, 2009 and for the year ended December 31, 2009. The opening statement of financial position was prepared at January 1, 2009, the date of transition to IFRS.

Reconciliation of equity at January 1, 2009 (date of transition to IFRS) - Unaudited

	Figures reported under Mexican FRS at January 1, 2009		Adjustments and reclassifications		Notes	Figures in conformity with IFRS at January 1, 2009
Assets
Current assets:
Cash and cash equivalents	Ps.	22,092,139				Ps.	22,092,139
Accounts receivable		52,770,676					52,770,676
Derivative financial instruments		3,125,214					3,125,214
Related parties		1,052,796					1,052,796
Inventories		31,805,142					31,805,142
Other current assets, net		2,639,912					2,639,912

Total current assets		113,485,879					113,485,879

Non-current assets:
Property, plant and equipment		209,896,820	Ps.	(843,480)	1,2,6		209,053,340
Licenses		43,098,985		(862,796)	1,5		42,236,189
Trademarks		5,010,539					5,010,539
Goodwill		44,696,281					44,696,281
Investment in associate and others		789,612					789,612
Deferred taxes		9,296,367					9,296,367
Other non-current assets, net		9,180,987		(5,706,564)	6		3,474,423

Total assets	Ps.	435,455,470	Ps.	(7,412,840)		Ps.	428,042,630

8

	Figures reported under Mexican FRS at January 1, 2009		Adjustments and reclassifications		Notes	Figures in conformity with IFRS at January 1, 2009
Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt	Ps.	26,731,355				Ps.	26,731,355
Accounts payable and accrued liabilities		90,867,401		(745,464)	6		90,121,937
Taxes payable		14,612,465					14,612,465
Related parties		922,254					922,254
Deferred revenues		14,662,631		1,223,127	6		15,885,758

Total current liabilities		147,796,106		477,663			148,273,769
Non-current liabilities:
Long-term debt		116,755,093					116,755,093
Deferred taxes		14,621,075		(2,006,289)	3		12,614,786
Employee benefits		11,358,647					11,358,647

Total liabilities		290,530,921		(1,528,626)			289,002,295

Equity:
Capital stock		36,532,481		(9,777,158)	1		26,755,323
Retained earnings		88,746,689		22,881,841	1,2,3,5,7		111,628,530
Effect of translation of foreign entities		18,988,897		(18,988,897)	3,7

Equity attributable to equity holders of the parent		144,268,067		(5,884,214)			138,383,853
Non-controlling interests		656,482					656,482

Total equity		144,924,549		(5,884,214)			139,040,335

Total liabilities and equity	Ps.	435,455,470	Ps.	(7,412,840)		Ps.	428,042,630

Reconciliation of equity at March 31, 2009 - Unaudited

	Figures reported under Mexican FRS at March 31, 2009		Adjustments and reclassifications		Notes	Figures in conformity with IFRS at March 31, 2009
Assets
Current assets:
Cash and cash equivalents	Ps.	7,778,777				Ps.	7,778,777
Accounts receivable		46,391,077					46,391,077
Related parties		1,360,594					1,360,594
Inventories		25,129,085					25,129,085
Other current assets, net		6,530,570					6,530,570

Total current assets		87,190,103					87,190,103

Non-current assets:
Property, plant and equipment		215,595,823	Ps.	(1,106,449)	1,2,6		214,489,374
Licenses		43,224,014		(830,914)	1,5		42,393,100
Trademarks		4,852,908					4,852,908
Goodwill		44,501,441					44,501,441
Investment in associate and others		872,444					872,444
Deferred taxes		8,070,804		(38,784)	3		8,032,020
Other non-current assets, net		8,331,598		(5,431,511)	6		2,900,087

Total assets	Ps.	412,639,135	Ps.	(7,407,658)		Ps.	405,231,477

9

	Figures reported under Mexican FRS at March 31, 2009		Adjustments and reclassifications		Notes	Figures in conformity with IFRS at March 31, 2009
Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt	Ps.	19,862,815				Ps.	19,862,815
Accounts payable and accrued liabilities		82,716,903	Ps.	(809,767)	6		81,907,136
Taxes payable		14,263,581					14,263,581
Derivative financial instruments		376,121					376,121
Related parties		171,122					171,122
Deferred revenues		14,121,786		1,287,429	6		15,409,215

Total current liabilities		131,512,328		477,662			131,989,990
Non-current liabilities:
Long-term debt		100,363,764					100,363,764
Deferred taxes		15,612,320		(2,108,300)	3		13,504,020
Employee benefits		12,093,969		(102,063)	4		11,991,906

Total liabilities		259,582,381		(1,732,701)			257,849,680

Equity:
Capital stock		36,529,992		(9,777,158)	1		26,752,834
Retained earnings:
Prior years		82,717,245		22,881,842	1,2,3,5,7		105,599,087
Profit for the year		16,350,357		209,256	2,3,4,5		16,559,613

Total accumulated earnings		99,067,602		23,091,098			122,158,700
Effect of translation of foreign entities		16,795,415		(18,988,897)	3,7		(2,193,482)

Equity attributable to equity holders of the parent		152,393,009		(5,674,957)			146,718,052
Non-controlling interests		663,745					663,745

Total equity		153,056,754		(5,674,957)			147,381,797

Total liabilities and equity	Ps.	412,639,135	Ps.	(7,407,658)		Ps.	405,231,477

Reconciliation of equity at December 31, 2009 - Unaudited

	Figures reported under Mexican FRS at December 31, 2009		Adjustments and reclassifications		Notes	Figures in conformity with IFRS at December 31, 2009
Assets
Current assets:
Cash and cash equivalents	Ps.	27,445,880				Ps.	27,445,880
Accounts receivable		55,918,984					55,918,984
Derivative financial instruments		8,361					8,361
Related parties		468,096					468,096
Inventories		21,536,018					21,536,018
Other current assets, net		2,720,983					2,720,983

Total current assets		108,098,322					108,098,322

Non-current assets:
Investment in associate and others		974,693					974,693
Property, plant and equipment		227,049,009	Ps.	(2,308,613)	1,2,6		224,740,396
Licenses		42,582,531		(735,270)	1,5		41,847,261
Trademarks		3,974,527					3,974,527
Goodwill		45,805,279					45,805,279
Deferred taxes		15,908,795		148,986	3		16,057,781
Other non-current assets, net		8,614,805		(3,503,068)	6		5,111,737

Total assets	Ps.	453,007,961	Ps.	(6,397,965)		Ps.	446,609,996

10

	Figures reported under Mexican FRS at December 31, 2009		Adjustments and reclassifications		Notes	Figures in conformity with IFRS at December 31, 2009
Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt	Ps.	9,167,941				Ps.	9,167,941
Accounts payable and accrued liabilities		97,086,585	Ps.	(1,162,438)	6		95,924,147
Taxes payable		16,716,549					16,716,549
Related parties		1,045,155					1,045,155
Deferred revenues		16,240,451		1,640,100	6		17,880,551

Total current liabilities		140,256,681		477,662			140,734,343
Non-current liabilities:
Long-term debt		101,741,199					101,741,199
Deferred taxes		22,282,245		(8,263,210)	3		14,019,035
Employee benefits		10,822,273		392,068	4		11,214,341

Total liabilities		275,102,398		(7,393,480)			267,708,918

Equity:
Capital stock		36,524,423		(9,777,158)	1		26,747,265
Retained earnings:
Prior years		38,952,974		22,881,842	1,2,3,5,7		61,834,816
Profit for the period		76,913,454		(563,683)	2,3,4,5		76,349,771

Total accumulated earnings		115,866,428		22,318,159			138,184,587
Effect of translation of foreign entities		24,782,273		(11,545,486)	3,7		13,236,787

Equity attributable to equity holders of the parent		177,173,124		995,515			178,168,639
Non-controlling interests		732,439					732,439

Total equity		177,905,563		995,515			178,901,078

Total liabilities and equity	Ps.	453,007,961	Ps.	(6,397,965)		Ps.	446,609,996

Reconciliation of the statement of income for the three-month period ended March 31, 2009 -

Unaudited

	Figures reported under Mexican FRS		Adjustments and reclassifications		Notes	Figures in conformity with IFRS
Operating revenues:
Net service revenues	Ps.	84,246,753	Ps.	(3,967,646)	6	Ps.	80,279,107
Net sale of equipment and accessories		9,587,544					9,587,544

Net revenues		93,834,297		(3,967,646)			89,866,651

Operating costs and expenses:
Cost of terminal equipment and accessories				17,473,670			17,473,670
Cost of services		38,110,302		(17,473,671)			20,636,631
Commercial, administrative and general expenses		17,755,706		(3,602,699)	4, 6		14,153,007
Depreciation and amortization		11,423,100		(289,737)	2, 5		11,133,363

Total operating costs and expenses		67,289,108		(3,892,437)			63,396,671

Operating profit		26,545,189		(75,209)			26,469,980

Other expenses, net		(467,011)		467,011	6

	Figures reported under Mexican FRS		Adjustments and reclassifications		Notes	Figures in conformity with IFRS
Financing cost:
Interest income		501,154					501,154
Interest expense		(2,160,588)					(2,160,588)
Exchange loss, net		(2,082,868)		(146,287)	2		(2,229,155)
Other financial income, net		692,996		(99,486)	2		593,510

Total financing cost		(3,049,306)		(245,773)			(3,295,079)

Equity interest in net profit of associate		60,087					60,087

Profit before income tax		23,088,959		146,029			23,234,988
Income tax expense		6,719,466		(63,228)	3		6,656,238

Profit for the period	Ps.	16,369,493	Ps.	209,257		Ps.	16,578,750

Profit for the period attributable to:
Equity holders of the parent	Ps.	16,350,356				Ps.	16,559,613
Non-controlling interests		19,137					19,137

	Ps.	16,369,493				Ps.	16,578,750

Reconciliation of the statement of income for the year ended December 31, 2009 -

Unaudited

	Figures reported under Mexican FRS		Adjustments and reclassifications		Notes	Figures in conformity with IFRS
Operating revenues:
Net service revenues	Ps.	349,137,615	Ps.	(16,034,662)	6	Ps.	333,102,953
Net sale of equipment and accessories		45,573,416					45,573,416

Net revenues		394,711,031		(16,034,662)			378,676,369

Operating costs and expenses:
Cost of terminal equipment and accessories				76,187,077			76,187,077
Cost of services		165,039,738		(76,187,077)			88,852,661
Commercial, administrative and general expenses		72,380,031		(13,477,010)	4, 6		58,903,021
Depreciation and amortization		53,082,307		(1,157,654)	2, 5		51,924,653

Total operating costs and expenses		290,502,076		(14,634,664)			275,867,412

Operating income		104,208,955		(1,399,998)			102,808,957

Other expenses, net		(2,165,584)		2,165,584	6
Financing cost:
Interest income		1,691,929					1,691,929
Interest expense		(7,410,314)					(7,410,314)
Exchange gain, net		4,556,571		115,324	2		4,671,895
Other financing cost, net		(1,820,110)		(407,089)	2		(2,227,199)

Total financing cost		(2,981,924)		(291,765)			(3,273,689)

Equity interest in net profit of associate		195,714					195,714

Profit before income tax		99,257,161		473,821			99,730,982
Income tax expense		22,259,308		1,037,504	3		23,296,812

Profit for the year	Ps.	76,997,853	Ps.	(563,683)		Ps.	76,434,170

Profit for the year attributable to:
Equity holders of the parent	Ps.	76,913,454				Ps.	76,349,771
Non-controlling interests		84,399					84,399

	Ps.	76,997,853				Ps.	76,434,170

Explanatory notes to the reconciliation of net assets and equity at January 1, 2009, March 31, 2009 and December 31, 2009, and to the reconciliation of results of operations for the three-month period ended March 31, 2009 and for the year ended December 31, 2009.

1)	Property, plant and equipment, intangible assets, capital stock and other equity accounts

Property, plant and equipment

In conformity with Mexican FRS, América Móvil recognized the effects of inflation on its financial information, as follows:

Through December 31, 2007, plant, property and equipment and construction in progress acquired abroad were valued at cost and then restated based on the rate of inflation of the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors). Property, plant and equipment of domestic origin were restated based on the Mexican National Consumer Price Index (NCPI).

Intangible assets

As of January 1, 2008, the Company records its intangible assets (licenses and trademarks) at acquisition cost. Through December 31, 2007, intangible assets were restated based on the rate of inflation of each country.

Capital stock and other equity accounts

Capital stock and retained earnings were restated for inflation through December 31, 2007 based on the NCPI.

General

For adoption to IFRS, deemed costs of the date of transition were the restated amount of property, plant and equipment and intangible assets determined in conformity with Mexican FRS at December 31, 2008, which includes the effects of inflation through December 31, 2007. This in conformity with the exemption permitted under IFRS 1 regarding the use of fair value or revaluation as deemed cost at the date of transition.

With respect to capital stock and other equity accounts, América Móvil eliminated the effects of inflation since 2000 (date of incorporation) through December 31, 2007, since under IFRS, entities are required to recognize the effects of inflation only when entities operate in an hyper-inflationary environment. One of the characteristics of a hyper-inflationary environment is that the cumulative rate of inflation in the preceding three fiscal years is equal to or greater than 100%. América Móvil and its subsidiaries currently operate in a non-inflationary economic environment.

2.	Capitalized interest in projects in process

As of January 1, 2007, Mexican FRS establish that entities must capitalize comprehensive financing cost (CFC), which consists of cost of interest, the net monetary position result and exchange differences related to financing obtained from foreign financial institutions in foreign currency. Prior to January 1, 2007, capitalization of interest to projects in process was optional, and the capitalization of all items included in comprehensive result of financing was not defined.

Mexican FRS also establish that entities must capitalize borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets, as part of the cost of such assets.

As mentioned in point 1 above, América Móvil considered as deemed cost at the date of transition to IFRS the revalued cost of its property, plant and equipment, which include the capitalization of comprehensive financing result at that date.

Since IAS 23, Borrowing Costs, as revised, was effective as of January 1, 2009, the capitalization of borrowing costs for 2008 determined in conformity with Mexican FRS was eliminated at the date of transition.

As of January 1, 2009, the capitalization of borrowing costs was determined in conformity with IFRS, without deducting the interest income, since the Company has not identified the portion of such interest that was generated on investments of the funds obtained from the loans acquired for the construction of assets.

Exchange differences arising from foreign currency borrowings have been capitalized only to the extent that they are regarded as an adjustment to interest costs.

The cumulative effect of the adjustment for capitalization of borrowing costs aggregated Ps.6,550,044 (net of accumulated depreciation of Ps.503,907) at the transition date and at March 31 and December 31, 2009 the effect was Ps.6,537,960 and Ps.5,811,681, respectively. The effect recognized as a decrease in property, plant and equipment for the three-month period ended March 31, 2009 and for the year ended December 31, 2009 was Ps.12,082 and Ps.738,363, respectively.

Depreciation expense charged to results of operations for capitalized interest for the three-month period ended March 31, 2009 and the year ended December 31, 2009 was Ps.257,855 and Ps.1,030,128, respectively.

Capitalized interest is depreciated in an average term of seven years, which corresponds to the remaining estimated useful life of the plant.

3.	Deferred taxes

This adjustment corresponds to the recomputation of deferred taxes, mainly for the following concepts:

i) Adjustments derived from the adoption of IFRS that affected the carrying value of assets and liabilities,

ii) The cancellation of deferred tax recognized only for the effects of translation of the financial statements of foreign entities in conformity with Mexican FRS, and

iii) The recognition of a liability for deferred taxes derived from differences in statutory income tax rates between Mexico and certain foreign subsidiaries that at December 31, 2009, have dividends declared but not yet paid, that will give rise to tax payable at the time of payment, because the foreign rate is lower than the Mexican rate.

The total effect on deferred taxes aggregated Ps.2,006,289 at the transition date and Ps.2,147,084 and Ps.8,114,224 at March 31, 2009 and December 31, 2009, respectively. The effects for the three-month period ended March 31, 2009 and the year ended December 31, 2009 were Ps.140,795 and Ps.6,107,935, respectively, of which Ps.63,228 and Ps.1,037,504 were recorded in results of operations for the three-month period ended March 31, 2009 and the year ended December 31, 2009, respectively. The difference recognized in equity corresponds primarily to the cancellation of deferred taxes for the effects of translation of foreign subsidiaries.

4.	Labor Obligations

The differences in the valuation of labor obligations between Mexican FRS and IFRS derive mainly from differences in plan assets and actuarial losses of the subsidiary in Puerto Rico. The effect at the date of transition of the accompanying financial statements was immaterial and for the three-month period ended March 31, 2009 and the year ended December 31, 2009, the effect is Ps.(102,063) and Ps.392,068, respectively. Such amounts were recognized in operating costs and expenses.

From the Company’s subsidiaries in Ecuador and Mexico, which also have defined contribution and defined benefit plans, there were no significant differences.

In conformity with the labor legislation of the rest of the countries in which the Company operates, there are no statutory defined benefit plans or compulsory defined contribution structures for the companies in those countries. However, these companies do make contributions to national government social security and severance plans in accordance with the criteria established by the applicable labor laws. Expenses for these plans are recognized in results of operations in the year these benefits accrue.

5.	Other Adjustments Derived from the Adoption of IFRS

Adjustment to the value of the license acquired by Telcel (a Mexican subsidiary)

In 2006, a definitive ruling issued by the Federal Tax and the Administration Court in favor of one of Telcel established that:

i) The consideration paid by Telcel to the Federal Government in the amount of Ps.116.422 as initial payment and additional payments of Ps.1,998,539 for the annual share of gross revenues derived from the 15-year extension (expiring in October 2015) to the concession originally granted by the Ministry of Communications and Transportation (SCT) in October 2000, was unjustified, since such considerations were determined based on a law that was no longer in force.

ii) Telcel should in fact have made an one-time payment for the granting of the concession, in conformity with the applicable law at that time. On April 11, 2006, the SCT ordered a one-time modification to the amount of the consideration from Ps.116,422 to Ps.2,265,931, for the extension and modification of the concession granted.

For Mexican FRS purposes, the Company adjusted the value of the license to reflect the current status of the asset by recognizing the value of the concession granted by the Federal Government and its corresponding amortization through April 2006, based on the new value assigned by the SCT, increasing the net investment on such license by Ps.1,354,070 (Ps.2,265,931 in investment less Ps.838,151 in accumulated amortization less cancellation of the original net value of the license for Ps.73,710). The increase in the value of the license of Ps.2,149,509 was settled with a cash payment of Ps.150,970 and compensating of the additional payments for the annual share of gross revenues in the amount of Ps.1,998,539, which resulted a net credit to results of operations of Ps.1,203,100 included in other income, based on the adjusted investment value of the license.

For IFRS, the Company would only capitalize the amount paid in cash, as the compensation of the additional payments was made with the same entity and did not generate any cash flows. Furthermore, the amortization expense is not adjusted retrospectively; rather, the new net value of the license under IFRS is amortized over the remaining term of the license. The effects of the decrease in the value of the license in the statements of financial position at the date of transition and at March 31, 2009 and December 31, 2009 aggregated Ps.862,796, Ps.830,914 and Ps.735,270 respectively, and represented a decrease in amortization charged to results of operations for the three-month period ended March 31, 2009 and for the year ended December 31, 2009 of Ps.31,882 and Ps.127,526 respectively.

6.	Reclassifications

I)	To the statement of financial position at the transition date and at March 31, 2009 and December 31, 2009

Loss on sale and lease back

The loss on sale and lease back recognized for Mexican FRS purposes as a long-term deferred asset as part of the Other assets caption was recognized, for IFRS purposes, as part of the value of the telephone plant sold and leased back. The effect of this reclassification was a decrease in deferred assets and an increase in fixed assets at January 1, 2009, March 31, 2009 and December 31, 2009 of Ps.5,706,564, Ps.5,431,511 and Ps.3,503,068, respectively.

Loyalty plans and point reward programs

The liability at January 1, 2009, March 31, 2009 and December 31, 2009 for loyalty plans and point reward programs in the amount of Ps.745,464, Ps.809,767 and Ps.1,162,437 respectively, was reclassified from accounts payable and accrued liabilities to deferred revenues. Based on these plans, in conformity with international standards, such amounts must be considered as part of the measurement of revenues rather than as operating costs.

II)	To the statement of income for the three-month period ended March 31, 2009 and for the year ended December 31, 2009

Commissions to authorized distributors for post-paid plans

Commissions for post-paid plans that the Company pays to its authorized distributors for initial activations, as well as variable loyalty commissions and commissions paid when dealers reach certain volumes of activation are recognized as a commercial expense under Mexican FRS. Under IFRS, such commissions are recognized as a decrease in sales. The amount of such reclassifications represented a decrease in the commercial, administrative and general expense caption of Ps.4,134,632 and Ps.17,121,713 for the three-month period ended March 31, 2009 and for the year ended December 31, 2009, respectively. Such amounts were deducted from service revenues to present the Company’s net revenues as required under IFRS.

Loyalty plans and point reward programs

The commercial policy of certain subsidiaries is to grant loyalty plans and point reward programs to customers who meet certain characteristics. Company policy for the recognition of these programs is to recognize the amount of such rewards as a promotional expense at the time the customer accumulates a certain number of points, based on the previously established program terms and current prices.

Under the IFRS, these amounts must be considered in the measurement of revenues, since they basically represent an effective decrease in the sale price.

For the three-month period ended March 31, 2009 and for the year ended December 31, 2009, the effects of this reclassification in the amount of Ps.24,856 and Ps.108,210, respectively, were recognized in the accompanying financial statements by deducting the amounts from the costs and expenses in which they were originally recognized at the time the benefits were granted to the customer.

Other expenses, net

In conformity with IFRS, other expenses and income should be recorded as part of results of operations. For Mexican FRS purposes, this caption was presented separately after operating profit. The net reclassification in the statements of income for the three-month period ended March 31, 2009 and the year ended December 31, 2009 was Ps.467,011 and Ps.2,165,584, respectively.

7.	Exceptions and Exemptions in the Adoption of IFRS

IFRS 1, First-time adoption of International Financial Reporting Standards, in force establishes certain exceptions and exemptions for first-time adopters regarding the general requirement of retrospectively applying IFRS at the date of transition. IFRS 1 establishes four mandatory exceptions and fourteen optional exemptions for entities to not retrospectively apply IFRS in the statement of financial position at the date of transition.

América Móvil is applying the mandatory exceptions with respect to the determination of estimates at the date of transition, the prospective application of the requirements of IAS 27, Consolidated and Separate Financial Statements, applicable to non-controlling interests as of the date of transition and the prospective application of the de-recognition of financial assets and liabilities. The mandatory exception regarding hedge accounting is not applicable to América Móvil’s derivative financial instruments.

América Móvil adopted the following optional exemptions:

i) Fair value or revaluation

In conformity with IFRS 1, “an entity may elect to measure an item of property, plant and equipment at the date of transition to IFRS at its fair value and to use that fair value as its deemed cost at that date”.

“A first-time adopter may elect to use a previous general accepted accounting principles revaluation of an item of property, plant and equipment at, or before, the date of transition to IFRS as deemed cost at the date of revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to:

(a)	Fair value; or

(b)	Cost or depreciated cost in accordance with IFRS, adjusted to reflect, for example, changes in a general or specific price index.”

These elections are also available for intangible assets.

América Móvil has decided to use as deemed cost at the date of transition, the revalued cost of property, plant and equipment and intangible assets determined in conformity with Mexican FRS at December 31, 2008 (which includes the effects of inflation through December 31, 2007).

ii) Business combinations

“A first-time adopter may elect not to apply IFRS 3, Business Combinations, retrospectively to past business combinations (business combinations that occurred before the date of transition to IFRS).”

América Móvil has decided to reflect in its financial statements business combinations prior to the date of transition, as they were recognized using the purchase method under Mexican FRS.

Acquisitions of non-controlling interests were recognized as equity transactions, since they refer to transactions between entities under common control, as established in Mexican FRS. IFRS permit the use of this method for the accounting of this type of transactions.

All acquisitions generated as of the transition date, that is, January 1, 2009, are recognized in conformity with IFRS 3, Business Combinations, which require, among others:

a)	Determine that the company acquired qualifies as a business

b)	Identify the buyer

c)	Determine the acquisition date

d)	Recognize the identifiable assets acquired, the liabilities assumed, and the non-controlling interest in the investee

e)	Compute the consideration paid

f)	Recognize goodwill acquired or the gain on the purchase after certain considerations.

From January 1, 2009 to March 31, 2010, América Móvil has had no business acquisitions or significant acquisitions of non-controlling interests.

Legal fees and other disbursements are not considered to form part of the consideration.

iii) Cumulative effects of translation of foreign entities

Under IAS 21, The Effects of Changes in Foreign Exchange Rates, an entity must:

“(a) to recognize some translation differences in other comprehensive income and accumulate these in a separate component of equity; and

(b) on disposal of a foreign operation, to reclassify the cumulative translation difference for that foreign operation (including, if applicable, gains and losses on related hedges) from equity to profit or loss as part of the gain or loss on disposal.”

“However, a first-time adopter need not comply with this requirement for cumulative translation differences that existed at the date of transition to IFRS. If a first-time adopter uses this exemption:

(a)	The cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS, and

(b)	The gain or loss on a subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition to IFRS and shall include later translation differences”.

América Móvil applied this exemption in its financial statements at the transition date. Therefore, it reclassified the cumulative translation effect from foreign entities determined in conformity with Mexican FRS to accumulated results in the amount of Ps.21,814,383. As of January 1, 2009, the Company determined the related translation effects in conformity with International Accounting Standard 21 (IAS 21).

d) Basis of translation of financial statements of foreign subsidiaries

The functional currency of the Company’s foreign subsidiaries is the current currency of the country in which each subsidiary operates. The functional currency is translated into Mexican pesos, which is the reporting currency, as follows:

•

Balance sheet accounts, except for equity, are translated at the prevailing exchange rate at year-end; shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated; Income statement amounts were translated to Mexican pesos using the prevailing exchange rate at the end of the reporting period.

•	Translation differences resulting from the conversion process are recorded in equity in the caption “Effect of translation of foreign entities”.

•	Exchange rate variances derived from intercompany monetary items are included in the consolidated statements of income.

None of the monetary items has been classified as a part of the America Movil’s net investment in a foreign operation.

e) Revenue recognition

Revenues are recognized at the time services are provided and when the probability of their collection is reasonably assured. Mobile telecommunications services are provided either under prepaid (calling cards) or under contract (post-paid) or both. In all cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments or for unused airtime.

Monthly rent

Monthly basic rent under post-paid plans is billed in arrears based on the particular plan and package rates and corresponds to services already rendered, except in Mexico and Colombia, where basic monthly rent is billed one month in advance. Revenues are recognized at the time services are provided. Billed revenues for service not yet rendered are recognized as deferred revenues.

Revenues from interconnection services with other operators

Revenues from interconnection services, which consist of calls of other carriers that enter the Company’s cellular network (incoming interconnection services), are recognized at the time the service is provided. Such services are billed based on rates previously agreed on with the other carriers.

This type of services is regulated by the telecommunications authorities of each of the countries in which the Company operates.

Interconnection costs represent the costs of outgoing calls from the Company’s cellular networks to other carriers’ networks, the costs of link-ups between fixed and cellular networks (for those areas in which there are no interconnection points between the mobile networks).

Long-distance

Long-distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer service is activated. The related revenues are recognized at the time the service is provided.

Domestic and international roaming service

Roaming charges represent airtime charged to customers for making or receiving calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services

Value added services and other services include voice services and data transmission services (such as two-way and written messages, call information, ring tones, emergency services, among others). Revenues from such services are recognized at the time they are provided or when the downloaded service is used. Such revenues are recognized as gross revenues since the Company assumes the risks and benefits derived from the rendering of services.

Sale of cellular equipment

Sales of handsets and accessories, which for the most part are made to authorized distributors, are recorded as revenue when a) the products are delivered and accepted by the distributor, b) distributors do not have return right and c) probability of collection is reasonably assured. Discounts granted on the sale of cellular equipment to wholesalers, retailers and department store chains are recognized as reductions in the sales prices.

Telephone line installation fees

Revenues from telephone line installation fees (net of related costs) are deferred and recognized over the estimated average life of subscribers.

Unused airtime balances

These amounts are recognized as revenues only when the following conditions are met:

a)	The customer is no longer activated, or

b)	The balance has expired and the customer has not activated a new card or purchased pre-paid air time within the required dates.

Discounts and commissions

Discounts on the sale of cards and prepaid airtime are recognized at the time such discounts are granted and deducted from revenues at the time the cards or airtime are sold regardless of the time in which they are used. Commissions to distributors for prepaid plans, whether activation, loyalty or volume, are deducted from revenues.

Loyalty and sales volumes commissions are accrued on a monthly basis on the basis of statistical information regarding customer retention, sales volume and the number of acquired customers by each distributor.

Loyalty commissions are paid to distributors for customers that remain so for a specified period of time, and sales volumes commissions are paid at the time the distributor reaches certain ranges of activated customers.

Point reward programs

Point reward programs are recognized as a decrease in revenues, since they represent an actual decrease in the price of services or cellular equipment.

f) Property, plant and equipment

Property, plant and equipment acquired are recognized at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the related assets.

g) Intangible assets

Licenses

Licenses to operate wireless telecommunications networks are accounted for at cost which represents the amount paid for the consideration received, which in most cases is determined through a bidding process. Amortization is computed using the straight-line method based on the value of the assets. The amortization period is based on the terms of the licenses, which range from 15 to 40 years.

Trademarks

Trademarks are recorded at their fair values at the date of acquisition or business combination, as determined by independent appraisers, and are amortized using the straight-line method over a ten-year period.

h) Impairment in the value of long-lived assets and goodwill

Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount.

The Company determines the recoverable amount based on the value in use by determining the expected cash flows of the asset or cash-generating unit and by selecting an appropriate discount rate to compute the present value of cash flows.

Whenever the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and an impairment loss is recognized.

The impairment of goodwill is determined by assessing the recoverable amount of each cash-generating unit (or group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than their carrying amount an impairment loss is recognized.

i) Derivative financial instruments

The Company uses derivative financial instruments to mitigate the risks related to fluctuations in exchange rates and interest rates. The changes in the fair value of these instruments are recognized in the income statement in the period in which they occur.

3. Property, plant and equipment

During the three-month periods ended March 31, 2010 and 2009, the Company acquired plant and telephone equipment and other infrastructure for approximately Ps.4,222,098 and Ps.10,642,554, respectively.

There have been no additions to fixed assets from business combinations and there were no significant disposal or transfers of assets during the above-mentioned periods.

4. Derivative financial instruments

To mitigate the risks of future increases in interest rates for the servicing of its long-term debt of Ps.173,065,747, the Company has entered into interest-rate swap contracts in over-the-counter transactions carried out with financial institutions from which the Company has obtained unsecured loans. The weighted average interest rate is 3.1%. The swap floating rate is the three-month Libor, six-month Euribor and 28-day TIE coinciding with the period of interest payments.

At December 31, 2010 and 2009, the financial instruments contracted by the Company are as follows:

	Amounts in thousands
	At March 31							At December 31
	2010				2009			2009
Instrument	Notional amount		Fair value		Notional amount	Fair value		Notional amount		Fair value
Cross Currency Swaps:
Swaps Dólar-Peso	US$	475,970	Ps.	(382,318)				US$	146,965	Ps.	(2,699)
Swaps Euro-Peso		€140,386		(311,600)					€82,000		24,578
Swaps Euro-Dólar		€125,300		(100,413)	€37,821	Ps.	16,158		€142,821		106,637
Swaps Yen-Dólar		¥13,000,000		(14,471)					¥13,000,000		(27,181)
Forwards Dollar-Peso	US$	2,270,000		(1,056,740)	1,085,000		(392,279)	US$	1,965,000		(92,974)

Total			Ps.	(1,865,542)		Ps.	(376,121)			Ps.	8,361

With respect to the aforementioned derivative financial instruments, the valuation (loss) gain for the three-month periods ended March 31, 2010 and 2009 aggregated Ps.(2,173,358) and Ps.786,238, respectively, and was included in the statement of income as part of financing cost in the Other financing costs (income), net, caption.

5. Debt

The Company’s short- and long-term debt consists of the following:

		At March 31
		2010				2009
Currency	Loan	Rate	Maturity from 2010 to	Total 2010		Rate	Maturity from 2009 to	Total 2009
U.S. dollars
	ECA credits (fixed rate)					2.71% - 3.20%	2010	Ps.	372,282
	ECA credits (floating rate)	L + 0.75 - L + 1.50%	2019	Ps.	7,745,488	L + 0.75	2015		2,866,340
	Syndicated loans					L + 0.25	2011		9,315,605
	Fixed-rate notes	3.625% - 6.375%	2040		99,113,915	5.0% - 6.375%	2037		46,372,580
	Lines of credit	L + 0.25 - L + 5.14%	2013		447,706	L + 0.35% - L + 5.14%	2013		4,359,062
	Leases	7.95% - 8.75% & RLR + 2.0%	2012		113,592	Sundry	2012		525,639

	Subtotal dollars				107,420,701				63,811,508

Euros
	ECA credits (floating rate)	E + 0.70%	2016		11,899,461	E + 0.70%	2016		4,619,225

	Subtotal euros				11,899,461				4,619,225

Mexican pesos
	Lines of credit					TIIE + 0.24%	2009		4,500,000
	Fixed-rate notes	4.1% - 9.0%	2036		29,965,633	4.1% - 10.45%	2036		19,956,262
	Floating-rate notes	Sundry	2015		11,350,000	Sundry	2013		6,750,000
	Commercial paper					8.1% - 9.01%	2009		5,000,000

	Subtotal Mexican pesos				41,315,633				36,206,262

Reais
	Lines of credit	8.78% - 9.20%	2017		2,129,347	9.25%	2017		1,489,227

	Subtotal Brazilian reais				2,129,347				1,489,227

Colombian pesos
	Bonds	CPI + 6.8% and 7.59%	2016		4,006,907	CPI + 6.8% - 7.50% and 7.59%	2016		5,036,108

	Subtotal Colombian pesos				4,006,907				5,036,108

Other currencies
	Bonds	1.489% - 6.406%	2039		4,277,877	6.406%	2012		566,739
	Leases	2.75% - 6.45%	2012		964,393	6.45%	2011		849,535
	Lines of credit	Sundry	2014		8,398,322	Sundry	2012		7,647,975

	Subtotal other currencies				13,640,592				9,064,249

	Total debt				180,412,641				120,226,579

	Less: Short-term debt and current portion of long-term debt				7,346,922				19,862,815

	Long-term Debt			Ps.	173,065,719			Ps.	100,363,764

		At December 31, 2009
Currency	Loan	Rate	Maturity from 2010 to	Total 2009
U.S. dollars
	ECA credits (fixed rate)	2.71% - 3.20%	2010	Ps.	169,607
	ECA credits (floating rate)	L + 0.75 - L + 1.50%	2019		4,913,714
	Fixed-rate notes	5.0% - 6.375%	2037		51,608,178
	Lines of credit	L + 5.14%	2013		151,494
	Leases	7.95% - 8.75% & RLR + 2.0%	2012		157,916

	Subtotal dollars				57,000,909

Euros
	ECA credits (floating rate)	E + 0.70%	2016		7,040,726

	Subtotal euros				7,040,726

Mexican pesos
	Lines of credit
	Fixed-rate notes	4.1% - 9.0%	2036		19,613,149
	Floating-rate notes	Sundry	2013		6,750,000

	Subtotal Mexican pesos				26,363,149

Reais
	Lines of credit	8.78% - 9.20%	2017		2,352,034

	Subtotal Brazilian reais				2,352,034

Colombian pesos
	Bonds	CPI + 6.8% - 7.50% and 7.59%	2016		5,749,270

	Subtotal Colombian pesos				5,749,270

Other currencies
	Bonds	1.489% - 6.406%	2039		4,546,906
	Leases	2.75% - 6.45%	2012		1,133,455
	Lines of credit	Sundry	2013		6,722,691

	Subtotal other currencies				12,403,052

	Total debt				110,909,140

	Less: Short-term debt and current portion of long-term debt				9,167,941

	Long-term debt			Ps.	101,741,199

(1)	L = LIBOR or London Interbank Offer Rate
(2)	TIIE = Mexican Weighted Interbank Interest Rate
(3)	CPI = Consumer price index
(4)	E = Euribor or Euro Interbank Offered Rate
(5)	RLR = Reference Liability Rate

Except for the fixed-rate senior notes, interest rates on the Company’s debts are subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds at March 31, 2010 was approximately 5.3%.

Such rate does not include interest, commissions or the reimbursements for Mexican tax withholdings (typically 4.9% of the interest payment) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt at March 31, 2010 and 2009 and December 31, 2010 is as follows:

	March 31				December 31 2009
	2010		2009
Domestic senior notes	Ps.	3,250,000	Ps.	1,966,789	Ps.	5,038,662
Lines of credit used		930,986		10,200,573		1,005,544
Commercial paper		—		5,000,000		—
Other loans		98,796		601,796		310,547

Total	Ps.	4,279,782	Ps.	17,769,158	Ps.	6,354,753

Weighted average interest Rate		4.48%		6.82%		7.61%

An analysis of maturities of the Company’s long-term debt is as follows:

Year	Amount
2011	Ps.	3,140,689
2012		9,624,214
2013		9,807,090
2014		17,209,780
2015		22,878,032
2016 and thereafter		110,405,914

Total	Ps.	173,065,719

Senior Notes - At March 31, 2010, the Company has senior notes issued in U.S. dollars of USD 7,952 million (Ps.99,114 million) maturing from 2014 to 2040. The Company also had senior notes issued in Mexican pesos of Ps.41,316 million maturing in 2010 and 2036. During the first quarter of 2010, América Móvil has issued three new senior notes of USD 750 million, USD 2,000 million and USD 1,250 million.

All senior notes issued by América Móvil are guaranteed by Telcel.

Lines of credit granted or guaranteed by export credit agencies - The Company has medium- and long-term financing programs for the purchase of equipment, whereby certain institutions, to promote exports, provide financial support to purchase export equipment from their respective countries. The outstanding balance under these plans at March 31, 2010 is approximately Ps.19,645 million.

Domestic senior notes - At March 31, 2010, debt under domestic seniors aggregates Ps.28,444 million. In general, these placements bear a fixed or floating interest rate established as a percentage of the Mexican weighted interbank interest rate (TIIE). During the first quarter of 2010, América Móvil has issued three domestic senior notes: two of Ps.4,600 million, another of Ps.7,000 million, and a third senior note denominated in monetary investment units (UDIs) of 743 million (equal to Ps.3,301).

In addition to the above, the Company has two commercial paper programs authorized by the Mexican Banking and Securities Commission (CNBV) for a total amount of Ps.20,000 million.

General

At March 31, 2010, the Company has a number of bank facilities for approximately Ps.10,975 million (USD 881 million). Under all of the facilities, América Móvil and Telcel are the guarantors.

The Company is subject to financial and operating covenants under the loan agreements that limit its ability to pledge assets, carry out certain types of mergers, sell off all or substantially all of its assets and sell control over Telcel.

The covenants do not restrict the ability of the subsidiaries to pay dividends or other distributions to the Company. The most restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA not greater than 4 to 1 and a consolidated ratio of EBITDA to interest expense of no less than 2.5 to 1 (based on the terms of the loan agreements). For some of its loans, Telcel is subject to financial covenants similar to those applicable to América Móvil.

A number of the financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change in the Company’s control. At March 31, 2010, the Company has complied with all of its loan covenants.

At March 31, 2010, approximately 91% of the América Móvil’s total outstanding consolidated debt is guaranteed by Telcel.

Subsequent Event

On April 7, 2010, the Company received 230 million Swiss francs from the issuance of a bond maturing in 2015.

6.	Related Parties

For the three-month periods ended March 31, 2010 and 2009, the Company conducted the following transactions with related parties (mainly with Teléfonos de México (Telmex) and Telmex Internacional):

	For the three-month period ended March 31
	2010		2009
Revenues:
Calling Party Pays interconnection service fees and Others	Ps.	3,867,630	Ps.	4,072,270
Costs:
Payments for long-distance, circuits and others		458,589		547,019
Commercial, administrative, general and other expenses, Net		184,297		249,431

7. Equity

Capital stock

At December 31, 2009 and March 31, 2010, the Company’s capital stock is Ps.26,747,265 and Ps.26,745,804, respectively.

Dividends

On April 20, 2009, the Company’s shareholders approved payment of a cash dividend of Ps.0.30 pesos per Series “AA”, “A” and “L” shares, for a total dividend of Ps.9,812,319, to be paid in full on July 24, 2009 against coupon No. 25 of the titles that represent the Company’s capital stock.

On December 1, 2009, the Company’s shareholders approved payment of a cash dividend of Ps.0.50 pesos per Series “AA”, “A” and “L” shares, for a total distribution of Ps.16,166,730, to be paid in full on December 10, 2009 against coupon No. 26 of the titles that represent the Company’s capital stock.

The aforementioned dividends were paid from the net tax profit account (CUFIN).

Subsequent Event

On April 7, 2010, the Company’s shareholders approved payment of a cash dividend of Ps.0.32 pesos per share.

8.	Relevant Events

On January 13, 2010, América Móvil announced that it intended to conduct two separate but concurrent offers to acquire outstanding shares of Telmex Internacional, S.A.B. de C.V. (hereinafter TII) and Carso Global Telecom, S.A.B. de C.V. (hereinafter CGT). TII provides a wide range of telecommunications services in Brazil, Colombia and other countries in Latin America. CGT is a holding company with controlling interests in TII and Telmex, a leading Mexican telecommunications provider.

The two offers consist of the following:

•

The CGT Offer. The consideration in the CGT Offer will consist of 2.0474 series América Móvil L shares for each share of CGT. If all shareholders of CGT participate in the CGT Offer, América Móvil will issue 7,129 million América Móvil L Shares for the CGT Offer.

•

The TII offer. The consideration in the TII Offer will consist of 0.373 América Móvil L Shares or $ 11.66 pesos, at the election of the exchanging holder, for each share of TII. CGT has announced publicly that it will not participate in the TII Offer. If all shareholders of TII other than CGT participate in the TII Offer and elect to receive shares, América Móvil will issue 2,639 million AMX L Shares in the TII Offer. If all shareholders of TII other than CGT participate in the offer and elect to receive the cash consideration, América Móvil will pay $ 82,495 million pesos (USD 6,317 million based on the December 31, 2009 exchange rate) in the TII Offer.

If the TII Offer and the CGT Offer are completed, América Móvil will acquire controlling interests in CGT, TII (directly and indirectly through CGT) and Telmex (indirectly through CGT). The principal purpose of the TII Offer and the CGT Offer is to pursue synergies between América Móvil’s business and that of TII.

9.	Segments

América Móvil operates primarily in one operating segment (cellular services); however, the Company has international telecommunications operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay, the Dominican Republic, Puerto Rico, Jamaica and Panama.

Company management analyzes the financial and operating information by geographical segment:

	Mexico (1)		Brazil		Southern Cone (2)		Colombia and Panama		Andean (3)		Central America (4)		U.S.A. (5)		Caribbean (6)		Dominican Republic		Eliminations		Consolidated total
At March 31, 2009:
Operating revenues	Ps.	40,995,337	Ps.	17,865,303	Ps.	8,855,330	Ps.	8,607,818	Ps.	6,221,680	Ps.	4,780,646	Ps.	5,332,556	Ps.	3,824,482	Ps.	3,575,620	Ps.	(10,192,121)	Ps.	89,866,651
Depreciation and amortization		2,296,803		3,132,388		896,903		1,505,886		646,472		1,231,767		102,016		824,213		496,915				11,133,363
Operating income		16,622,379		2,299,487		1,147,118		2,581,185		1,592,761		571,293		537,282		262,704		924,825		(69,054)		26,469,980
Segment assets		766,626,107		107,788,381		46,483,330		48,854,712		36,153,315		43,843,071		9,675,177		32,373,533		39,629,609		(726,195,758)		405,231,477
At March 31, 2010:
Operating revenues		41,003,155		21,032,740		9,063,501		9,612,886		6,597,032		4,236,563		7,739,093		3,389,926		3,306,617		(7,301,839)		98,679,674
Depreciation and amortization		2,404,681		4,938,714		1,010,513		1,338,677		706,063		1,187,140		86,284		696,355		517,310				12,885,737
Operating income		18,561,959		2,568,589		1,744,939		2,810,319		2,040,164		573,351		288,571		(80,548)		898,801		(7,818)		29,398,327
Segment assets		956,024,031		127,521,546		41,297,903		56,927,160		37,288,614		36,778,718		11,820,240		25,540,914		39,244,762		(819,889,065)		512,554,823

(1)	Mexico includes Telcel and corporate operations and assets
(2)	Southern Cone includes Argentina, Chile, Paraguay and Uruguay
(3)	Andean includes Ecuador and Peru.
(4)	Central America includes Guatemala, El Salvador, Honduras and Nicaragua.
(5)	Excludes Puerto Rico
(6)	Caribbean includes Puerto Rico and Jamaica

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/S/ CARLOS JOSÉ GARCÍA MORENO ELIZONDO
Date: May 18, 2010	Name:	Carlos José García Moreno Elizondo
	Title:	Chief Financial Officer